

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2012

Via E-mail
Mr. Spencer L. Brown
Co-Chief Executive Officer and Principal Executive Officer
Dial Global, Inc.
220 W. 42nd St.
New York, NY
10036

> **Re:** **Dial Global, Inc.**
> **Form 10-K**
> **Filed March 30, 2012**
> **File No. 001-14691**

Dear Mr. Brown:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Note 3 – Acquisitions

Westwood One, Inc., page F-14

1. It is unclear to us why you used "liquidation preference" as the fair value of the Series A Preferred Stock issued as consideration for the acquisition of Westwood, Radio Network Holdings, LLC. Tell us how you determined that the nominal liquidation preference of your Series A Preferred Stock represents fair value, fair value the price that would be received for the sale of your Series A Preferred Stock in an orderly transaction between market participants at the measurement date, for those shares.

2. We note from the second paragraph and tables of page F-15 that you have in effect included the $4.73 million cash consideration paid together with the $4.95 million gain, recognized for the July 29, 2011 acquisition of 24/7 Formats, in your calculation of the consideration transferred exchange for the acquisition of Westwood One. We note that you also used both the cash and the gain together in your preliminary purchase price allocation for the Westwood One acquisition. Please clarify. Addressing contractual timing of events, tell us your understanding of the substance of the transactions. Tell us whether the July 29, 2011 acquisition of 24/7 Formats and the October 21, 2011 acquisition of Westwood One were separate independent transactions or whether they were preplanned step acquisitions of the whole of the Westwood business operations. Explain to us your basis for recognizing a gain in the acquisition of 24/7 Formats. Describe for us how the $4.95 million gain from the 24/7 Formats purchase was calculated.

3. Further, it is unclear why you have included the $4.95 million gain from the 24/7 Format acquisition in your determination of the value of the consideration transferred to acquire Westwood One. The payment of $4.73 million in cash appears to be the total amount of consideration paid. Please explain the basis for your treatment of this gain and refer to all pertinent authoritative accounting literature in your response.

Note 11 – Preferred Stock, page F-27

4. We note from the last full paragraph of page F-27 and the first full paragraph of page F-28 that the holders of your Series A preferred Stock do not have a contractual right to require redemption of those shares. Clarify for to us why you have presented these preferred shares outside of stockholders' equity in the mezzanine section. Tell us the contractual provisions and rights that support such a classification. Tell us also your consideration of how a hypothetical change in control of the company might have affected your accounting for these shares.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Exhibits 31.2 and 32.2

5. Please refile your principal financial officer's certification, Exhibit 31.1, and your certification pursuant to 18 U.S.C. Section 1350, Exhibit 32.2, to correct the conflicting identification of your chief financial officer as both Hiram M. Lazar and Jean B. Clifton.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Tracey Huffman
        Dial Global, Inc.